SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release

29 April 2004

SkyePharma PLC

SkyePharma CompletesGBP20m Private Placement
of 6.0% Convertible Bonds Due 2024

LONDON, ENGLAND, 29 April 2004 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces that it has completed a private placement of new convertible bonds. The issue raisedGBP20 million and provides the Company with additional financial flexibility during its negotiations to complete the key new agreements currently under discussion and for strategic initiatives.

The private placement was conducted by Credit Suisse First Boston, SkyePharma's sole broker and financial advisor. The new convertible bonds, which have a coupon of 6.0% and a first put after 5 years with a final maturity of 2024, will have a conversion price premium of 65% to the volume-weighted average share price of SkyePharma on 29 April 2004. The existing convertible bonds, due in June 2005, are not affected by this transaction.

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

In the United Kingdom this announcement is directed exclusively at persons who fall within article 19 or article 49 of the Financial Services and Markets Act (Financial Promotion) Order 2001. The bonds referred to in this announcement will be issued only to such persons. The Bonds, the Guarantee of the Bonds and the Ordinary shares to be issued on conversion of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from registration.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   April 29, 2004